UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number: 0-31076

TERYL RESOURCES CORP.
(Translation of registrant's name into English)

240-11780 HAMMERSMITH WAY, RICHMOND, BC V7A 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Financial statements for the year ended May 31, 2007

99.2	Management Discussion and Analysis for the year ended May 31, 2007

99.3	Form 52-109F1 CEO Certification of Annual Filings

99.4	Form 52-109F1 CFO Certification of Annual Filings

99.5	Information Circular - Annual General Meeting of Shareholders October 2007

99.6	Notice of Annual General Meeting of Shareholders - October 2007

99.7	Form of Proxy - Annual General Meeting of Shareholders October 2007

99.8	Annual Return Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERYL RESOURCES CORP.
(Registrant)

Date: October 5, 2007	By:	/s/ John Robertson

John Robertson
	Title:	President